LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2009	mlevy@luselaw.com
October 26, 2009
Mr. Todd K. Schiffman
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Northwest Bancshares, Inc. Registration Statement on Form S-1 Filed September 9, 2009 File No. 333-161805
Dear Mr. Schiffman:
     On behalf of Northwest Bancshares, Inc. (the “Company”), we are providing responses to the Staff’s letter dated September 25, 2009. The Company’s responses are set forth below and are keyed to the Staff’s comment letter.
Form S-1 filed September 9, 2009
General
1. To the extent any of the comments relating to the subscription offering prospectus are applicable to the exchange offer proxy statement/prospectus, please revise that document accordingly.
     The Staff’s request is noted.
Our Business, page 2
2. Reference is made to the last bullet on page 2. Please include disclosure along the lines of the last two sentences of the first paragraph on page I.17 of the Appraisal Report. Include similar disclosure under the third bullet on page 4 (Asset mix diversification). Clarify whether these are “subprime” loans.
     Disclosure similar to that provided in the last two sentences of the first paragraph on page I.17 of

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Todd Schiffman
U.S. Securities and Exchange Commission
October 26, 2009

the Appraisal Report has been added to the two bullet points referenced in the Staff’s comments. Additional disclosure regarding the Northwest Consumer Discount Company loan portfolio, and the portion of such loans that would be considered “subprime,” has been added on page 69 of the prospectus and page 105 of the proxy statement/prospectus.
Market Area and Our Customer Base, page 3
3. We note the statement in the penultimate sentence. We also note the last full sentence on page II.1 of the Appraisal Report which discusses the majority of the markets where the Bank operates. Please balance the disclosure by discussing these trends.
     The disclosure on page 3 of the prospectus discussing population trends in the markets where the Bank operates has been revised in response to the Staff’s comment.
Purchases and Ownership by our Officers and Directors, page 15
4. Please revise this section to disclose the number and percentage of shares to be owned by directors and executive officers at the minimum and maximum of the offering range.
     The referenced disclosure regarding shares to be owned by directors and officers has been revised as requested. See page 15 of the prospectus and page 23 of the proxy statement/prospectus.
Management’s Discussion and Analysis
Loans Receivable, page 66
5. Please revise the tables in this section to provide June 30, 2008 comparative information. Also, to the extent you include June 30, 2004 and 2005 information, please revise to include comparative information at June 30, 2006 and 2007.
     As discussed with the Staff, no response to this comment is required.
Supervision and Regulation, page 114
6. We note that you qualify information disclosed on pages 114 through 121 and 179 through 185 of the subscription offering prospectus by reference to information outside of the prospectus, some of which has not been filed as an exhibit to the registration statement. Similarly, you use this approach on pages 66 through 70, 149 through 155 and 186 through 192 of the exchange offer proxy statement/prospectus. Please refer to Rule 411(a) of Regulation C under the Securities Act and revise accordingly.
     The prospectus and proxy statement/prospectus have been revised to eliminate references to information outside of the prospectus as requested.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Todd Schiffman
U.S. Securities and Exchange Commission
October 26, 2009

Market Comparisons, page 127
7. It appears that you utilized survey data from Watson Wyatt and William M. Mercer for purposes of benchmarking compensation of the named executive officers. Please revise to disclose the component companies of such surveys or advise us as to why you believe such disclosure is not required. Refer to Item 402(b)(2)(xiv) of Regulation S-K.
     The disclosure under the heading Market Comparisons on page 140 of the prospectus and page [174] of the proxy statement/prospectus has been revised based on the Staff’s comment to clarify that Watson Wyatt financial services survey data was utilized in reviewing compensation for executive officers. The Watson Wyatt survey data is based on a peer group of over 110 companies in the financial services industry. Because of the large number of companies used in the survey, and the wide range of financial services provided by such companies, the Company does not believe that a list of such companies will provide meaningful disclosure to investors. A narrower peer group that is also used by the Company in establishing executive compensation has been provided.
     The William M. Mercer survey data is used for some employees, but is not used in connection with establishing compensation for executive officers. Therefore, the reference to the William M. Mercer survey data has been removed from the discussion under the heading Market Comparisons.
Long-Term Stock-Based Compensation, page 129
8. We note the disclosure on page 129 that stock options were awarded to the named executive officers “based upon their exceeding individual performance expectations.” Please revise to disclose what elements of individual performance were taken into account in determining the number of options to award. Refer to Item 402(b)(2)(vii) of Regulation S-K.
     The disclosure under the heading Long-Term Stock-Based Compensation on page 141 of the prospectus and page 178 of the proxy statement/prospectus has been revised to include the elements used in determining individual performance as requested.
Summary Compensation Table, page 131
9. We note the disclosure on page 132 that the “[a]mounts listed in the ‘Non-equity incentive plan compensation’ column reflect discretionary bonuses paid by the Compensation Committee under the Management Bonus Plan.” To the extent the amounts reported under this column constitute discretionary payments over and above the amounts earned by meeting the performance measures in the non-equity incentive plan, those amounts should be reported in the Bonus column. Please revise and confirm that where compensation information is required in future filings, such filings will be revised accordingly. Refer to Regulation S-K Compliance & Disclosure Interpretation 119.02.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Todd Schiffman
U.S. Securities and Exchange Commission
October 26, 2009

     The compensation tables in the prospectus and proxy statement/prospectus have been revised based on the Staff’s comment. See pages 144 of the prospectus and page 182 of the proxy statement/prospectus.
Compensation Committee Interlocks and Insider Participation, page 158
10. Please revise your disclosure to include the information required by Item 404(b) of Regulation S-K.
     The prospectus and proxy statement/prospectus have been revised to include the information required by Item 404(b) of Regulation S-K. See page 138 of the prospectus and page 176 of the proxy statement/prospectus.
Description of Capital Stock of Northwest Bancshares, Inc. Following the Conversion
Voting Rights, page 192
11. We note that Northwest Bancshares’ articles of incorporation provide for the following (i) that any person who beneficially owns more than 10 percent of the company’s common stock will not be permitted to vote any shares held in excess of 10% and (ii) that certain stockholder matters require an affirmative vote of 80% of the outstanding shares. Please tell the staff whether you sought the opinion of counsel regarding the enforceability of such restrictions. In addition, please tell the staff what provisions under Maryland law allow for such restrictions. To the extent such restrictions may not be enforceable under Maryland law, please revise to so state.
     Article 5, Section D, of the Company’s Articles of Incorporation provides that the record owner(s) of common stock that is beneficially owned by a person who beneficially owns in excess of 10% of the outstanding shares of common stock (the “Limit”) is not permitted to vote shares in excess of the Limit. Section 2-507(a) of the Maryland General Corporation Law (“MGCL”) provides, in part: “Unless the charter provides for a greater or lesser number of votes per share or limits or denies voting rights, each outstanding share of stock, regardless of class, is entitled to one vote on each matter submitted to a vote at a meeting of stockholders.” Accordingly, the MGCL permits a corporation’s charter to limit the voting rights of stockholders. In addition, Section 3-701 of the MGCL provides an example of a voting limitation that is based upon the percentage of outstanding common stock beneficially owned. Pursuant to Section 3-701, a person who owns or proposes to acquire more than 10% of the stock of a company may vote shares in excess of the 10% limit only with the affirmative vote of the holders of 2/3 of the outstanding shares (excluding shares held by the 10% owner and director-employees).
     The Company’s Articles of Incorporation also provide that certain actions by stockholders require the affirmative vote of 80% of outstanding shares. Section 2-104(b)(4) of the MGCL provides that the Articles of Incorporation may include “Any provision that requires for any purpose the concurrence of a greater proportion of the votes of all classes or of any class of stock than the proportion required by this article for that purpose”.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Todd Schiffman
U.S. Securities and Exchange Commission
October 26, 2009

     Based on the specific language of the MGCL discussed above, the Company has not sought the opinion of legal counsel regarding the enforceability of these two provisions of the Articles of Incorporation.
Exchange Offer Proxy Statement/Prospectus
12. Please revise to state whether the person giving the proxy has the power to revoke it. Refer to Item 2 of Schedule 14A.
     The text on page 39 of the proxy statement/prospectus regarding the power to revoke proxies has been moved under a new heading to highlight this disclosure.
Undertakings, page II-5
13. Please include the full undertaking contemplated by Item 512(i)(2) of Regulation S-K or tell the staff why you believe the full undertaking is not required.
     The full undertaking contemplated by Item 512(i)(2) of Regulation S-K has been provided as requested.
Exhibits
Exhibits 10.11 through 10.14
14. We note that you incorporate by reference certain employment agreements to your Form 8-K filed on October 25, 2007. It appears, however, that these agreements were actually filed with a Form 8-K filed on September 25, 2007. Please revise.
     The text incorporating the referenced exhibits has been revised based on the Staff’s comment.
* * * *
     The Company duly acknowledges:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Todd Schiffman
U.S. Securities and Exchange Commission
October 26, 2009

     We trust the foregoing is responsive to the Staff’s comments. We request that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2009.

Very truly yours,
/s/ Marc P. Levy
Marc P. Levy, Esq.

cc:	Matt McNair, Esq.
William J. Wagner, Northeast Bancorp, Inc.
William W. Harvey, Jr., Northeast Bancorp, Inc.
Brian Steffey, OTS, Northeast Region
Thomas Smith, OTS, Northeast Region
Applications Filing Room, OTS, Wasington, D.C.
Donald R. Hamm, FDIC, Washington, D.C.
James Moschella, FDIC
John Lane, FDIC, New York Region
Joseph Moretz, Pennsylvania Department of Banking
Michael Ohlweiler, KPMG
Eric Luse, Esq.
Michael Brown, Esq.